EXHIBIT (a)(5)(A)

Excerpt from Press Release issued by Textron Inc. on January 25, 2017

“Acquisition

Today, Textron announced that it has reached a definitive agreement to acquire Arctic Cat Inc. (NASDAQ: ACAT) in a cash transaction valued at approximately $247 million, plus the assumption of existing debt. Arctic Cat is a leader in the recreational vehicle industry. The company manufactures and markets all-terrain vehicles (ATVs), side-by-sides and snowmobiles, in addition to related parts, garments and accessories under the Arctic Cat® and Motorfist® brand names.

“Arctic Cat is a superb strategic fit for Textron,” said Donnelly.  “With our recent product introductions in the outdoor recreational vehicle market under the Stampede name, we believe Arctic Cat, one of the most recognized brands in the industry, provides an excellent platform to expand our portfolio, increase our distribution and create growth within our Specialized Vehicles business.”

Textron has agreed to make a cash tender offer for all outstanding shares of Arctic Cat common stock at a price of $18.50 per share. The tender offer is expected to commence no later than February 7, 2017. The completion of the acquisition is subject to customary conditions and regulatory approvals.”